1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN PROVIDES UPDATE ON THE BURNSTONE MINE PROJECT

October 6, 2010, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin” or the “Company”) (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that it is making good progress in the delivery of its capital projects at its Burnstone Mine in South Africa.

The Company has reached a significant milestone in the history of the project with the commissioning of the metallurgical plant which commenced on October 1, 2010 with the turning of electrical motors on the various appliances. Crushing of ore commenced on October 4 to allow for the filling of the silo in preparation to start the mills by October 8, 2010. In preparation of the hot commissioning, a number of activities were successfully completed.

As at September 30, 2010, a total of approximately 4,200 meters of on-reef development has been completed. Good progress continues to be made with Long Hole Stope trials. In excess of 170,000 tons have been accumulated on the surface ore stockpiles, which will be used to commission the Metallurgical Plant.

The equipping of the vertical shaft to surface has been completed and the final work in the shaft headgear is in progress. As both the man and the rock winders have been fully commissioned, the focus has moved to the man and rock conveyances which are currently being commissioned. This is all in preparation for the final licensing by the Department of Mineral and Resources which is planned for the week of October 10, 2010 where after the vertical shaft will become available for general usage.

At a Corporate level, warrant holders have already exercised over 21.1 million of the 57.5 million warrants expiring on October 15, 2010 to date. The Company received CDN$28.5 million in cash from these warrants up to September 29, 2010 and expect the remaining CDN$63.5 million cash inflow in the period leading up to October 15, 2010.

Ferdi Dippenaar, President and CEO, commented: “The Company is entering an exciting phase in its development with the commissioning of the Burnstone metallurgical plant, transitioning from a project into an operating mine. If all goes well during the commissioning phase, we expect to have our first gold pour by the end of October 2010. After having commenced with a box-cut for the decline some four years ago in July 2006, the project is finally nearing completion at a time when the gold price is at an historical high.”

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person, as defined by Canadian regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	+27 (0) 11 301 1800
Michael Curlook in North America	+1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	+1 (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unexpected delays and disruption in start-up of equipment and facilities, market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.